82-1209

04030247

SUPPL

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 29, 2004.

dlw 5/24

GGL DIAMOND CORP.

Management Discussion and Analysis (Form 51-102F1)

For the Three Months ended February 29, 2004

The following discussion of the results and financial position of the Company for the three months ended February 29, 2004 should be read in conjunction with the information provided in the 2003 Annual Report of the Company and the material herein, as of this 26th day of April 2004, updates the information as of April 7, 2004 contained in the MD&A of that report.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

DOYLE LAKE LA 1-30 MINERAL CLAIMS, SOUTHEAST SLAVE CRATON

De Beers Canada Exploration Inc. is currently conducting a ground gravity survey on the Doyle Lake property. A total of 4,600 gravity stations are planned – 4,000 stations on the main grid and 600 stations on three anomalies outside the main grid. At the present time, approximately 1,300 stations have been completed on the main grid. We anticipate that the ground gravity survey will be completed by mid to late May. Drill targets emerging from the data will be selected for drilling.

CH PROJECT AREA, CENTRAL SLAVE CRATON

ZIP-De Project

An airborne geophysical survey was completed late in 2003 to aid in the exploration and target selection within these claims that contain several high-count good chemistry indicator mineral trains. The survey located several anomalies north of the main indicator trains in a moderately large lake, additional claims were staked to protect this area and samples collected. The samples located two new trains that ended along the northwest shore of the lake, indicating the potential for kimberlites in the lake. Three geophysical targets were selected by consulting geophysicists and drilled over the past two weeks. Two of the targets contained sulphides of pyrrhotite, pyrite and possibly aresenopyrite, the core from these will be assayed for gold and other economic minerals. The third target was explained by the magnetite content of the rock intersected. As the lake extends for 3.5 km up ice of the samples, additional sampling within the lake may be required to locate the head of the trains.

As most of the targets for the main indicator mineral trains can be drilled from land these will be part of the summer drill program.

CH Project

Ground geophysical surveys are in progress and will continue on the Starfish, Seahorse and Courageous properties. To date, ground magnetic, electromagnetic and gravity surveys have been completed on 13 kimberlite targets on six CH properties; ZIP-De, Starfish, Seahorse, G, Mackay, and Courageous. Based on the data obtained and analyzed from these surveys, targets with indicator mineral support will be selected for drilling.

An airborne geophysical survey is scheduled to start in May on the Courageous, Seahorse, Winter Lake North and Winter Lake South properties. Nearly 8,000 line kilometres will be flown, using the new Fugro Resolve magnetic/electromagnetic system.

Fishback Lake Project

A drill program for the Fishback project is scheduled to begin in June 2004. The drill contract has been signed with Connors Drilling and all land use permits have been approved. The drilling to test the area under the 'Big Hole' for the presence of kimberlite, will be collared on land and drilled at an incline. We are anticipating that this drill hole will be greater than 600 metres in length and take two to three weeks to complete

OVERALL PERFORMANCE/RESULTS OF OPERATIONS

As at February 29, 2004, the Company had incurred exploration costs on mineral properties of $177,268 (charter aircraft $3,809; drilling, trenching and sampling $65,531; licences and recording fees $4,010; salaries and wages $25,575; surveys $5,300; technical and professional services $55,240; transportation $7,337 and project supplies of $10,466). Exploration costs for the period ended February 29, 2004 are higher than 2003 by $93,468, an increase of 112%. A majority of this increase was for assaying/geochemical sampling costs; salaries and wages and technical and professional fees. This period the Company started more preparation work during the winter than it usually does in the prior years which accounts for the increase in salaries and wages and technical and professional fees.

On a per project basis, the Company spent the $177,268 exploration costs as follows: $151,994 on the CH project, $8,474 on the Doyle Lake project, $998 on the Clinton, $303 on the McConnell Creek, $520 on the Happy Creek Gold/Silver Property, $795 on Regional, and $14,184 on the Fishback Lake and Dessert Lake Properties.

The Company reported a net loss of $252,955 for the period ended February 29, 2004 compared to a net loss of $100,259 for the period ended February 28, 2003 (an increase of 152% from 2003 to 2004). The increase in net loss was primarily due to the recording of stock based compensation for the stock options granted during the period.

Revenue for the period ended February 29, 2004 was $22,250 consisting of interest income compared with $1,121 for the period ended February 28, 2003. The increase in funds raised during the 3rd and 4th quarter of 2003 generated more interest income for the Company.

Acquisition and Disposition of Resource Properties and Write offs

The were no write off of exploration and mineral property costs for the period ended February 29, 2004.

RELATED PARTY TRANSACTIONS

During the period ended February 29, 2004, the Company was billed $12,000 ($8,000 of which is included in accounts payable in 2004) by R.A. Hrkac, the President and Chief Executive Officer for technical and professional services provided. For the same comparative period in 2003, the Company was billed $12,000 (which is included in accounts payable in 2003) by R.A. Hrkac for technical and professional services.

COMMITMENTS

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2003. If the conditions precedent had been satisfied at February 29, 2004, the amount owing under the agreement would be approximately $172,350.

The Company has a mortgage loan on its Yellowknife house of approximately $67,142 which becomes due on January 1, 2005.

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 29, 2004. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 29, 2004 ($)	November 30, 2003 ($)	August 31, 2003 ($)	May 31, 2003 ($)	February 28, 2003 ($)	November 30, 2002 ($)	August 31, 2002 ($)	May 31, 2002 ($)
Total Revenues	22,250	9,203	5,027	3,975	1,121	1,646	1,285	148
Net Income (Loss)	(252,955)	(635,294)	(111,314)	(107,262)	(100,259)	(432,471)	(170,754)	(70,909)
Net income (loss) per share	(0.004)	(0.01)	(0.002)	(0.002)	(0.002)	(0.009)	(0.004)	(0.001)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

For the period ended February 29, 2004, the Company experienced a negative cash flow of $79,942 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in overall administration costs such as legal and audit, and corporate relations.

The Company's cash position as at February 29, 2004 was $2,325,708. The increase in cash position compared to November 30, 2003 was due principally to the completion of a flow-through share private placement during the period ended February 29, 2004. Approximately $950,000 of these funds as at February 29, 2004 must be spent on Canadian Exploration Expenses. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended February 29, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. The proceeds from these flow-through shares must be spent on Canadian Exploration Expenses ("CEE") by December 31, 2004;

LIQUIDITY AND CAPITAL RESOURCES, continued

(ii) Issued 100,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $20,000.

(iii) Issued 325,000 common shares pursuant to the exercise of stock options at $0.30 per common share for gross proceeds of $97,500.

See Notes 2 and 3 of the Consolidated Financial Statements for February 29, 2004.

SUBSEQUENT EVENTS

Subsequent to February 29, 2004, the following occurred:

(a) 750,000 stock options expired unexercised.

(b) 515,000 stock options were exercised at $0.30 per common share for gross proceeds of $154,500

(d) 270,000 share purchase warrants were exercised at $0.20 per common share for gross proceeds $54,000.

(e) 330,000 stock options were granted at an exercise price of $0.50 per common share to a director of the Company. The shares are exercisable for 5 years and vest over 18 months.

OUTSTANDING SHARE DATA AS OF APRIL 27, 2004:

(a) Authorized and issued share capital:

			Issued	
Class	**Par Value**	**Authorized**	**Number**	**Value**
Common	No par value	250,000,000	68,970,242	$21,225,539

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	594,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	145,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	984,333	$0.20	July 18, 2007
Options	736,667	$0.25	Feb. 06, 2008
Options	430,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	1,100,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Total	**5,995,000**		

(c) Summary of warrants outstanding:

Security	Number	Exercise Price	Expiry Date
Warrants	300,000	$0.20	May 31, 2004
Warrants	400,000	$0.20	June 24, 2004
Warrants	5,120,000	$0.20	July 11, 2004
Total	**5,820,000**		

(d) There are no escrowed or pooled shares.

OTHER INFORMATION

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

Raymond A. Hrkac
President & CEO

J. Haig deB. Farris
Director

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

	February 29, 2004	November 30, 2003
ASSETS		
Current		
Cash and cash equivalents	$ 2,325,708	$ 1,575,129
Marketable securities	3,800	3,800
Sundry receivable	94,226	59,318
Prepaid expenses	9,188	3,807
	2,432,922	1,642,054
Mineral properties and deferred exploration costs (Note 1)	7,576,749	7,399,202
Property, plant and equipment	297,580	285,006
	$ 10,307,251	$ 9,326,262
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 169,565	$ 211,460
Current portion of mortgage loan	13,124	13,124
	182,689	224,548
Mortgage loan	54,018	57,676
	236,707	282,260
SHAREHOLDERS' EQUITY		
Share capital (Note 2)	21,017,039	19,909,724
Contributed surplus	313,810	141,628
Deficit	(11,260,305)	(11,007,350)
	10,070,544	9,044,002
	$ 10,307,251	$ 9,326,262

Commitment (Note 6)
Subsequent events (Note 8)

Approved by the Board of Directors

Director

Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

		February 29, 2004		February 28, 2003
Administration costs				
Amortization	$	831	$	294
Consulting fees		12,000		12,000
Corporate relations		7,388		15,947
Interest expense		360		232
Legal and audit		2,710		11,853
Licences, taxes, insurance and fees		10,888		9,788
Office services and expense		32,505		25,071
Shareholders' meetings and reports		1,825		769
Stock based compensation		172,182		-
Travel		6,873		5,839
Operating loss		(247,562)		(81,793)
Other income (loss)				
Interest income		22,250		1,121
General Exploration costs		(27,643)		(19,587)
		(5,393)		(18,466)
Loss for the period		(252,955)		(100,259)
Deficit, beginning of period		(11,007,350)		(10,053,221)
Deficit, end of period	$	(11,260,305)	$	(10,153,480)
Loss per share - basic and diluted	$	(0.004)	$	(0.002)
Weighted average number of common shares outstanding - basic and diluted		65,948,650		54,229,158

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 29, 2004	February 28, 2003
Cash flows from (used in) operating activities		
Loss for the period	$ (252,955)	$ (100,259)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	7,942	5,587
- stock based compensation	172,182	-
	(72,831)	(94,672)
Change in non-cash working capital items:		
- sundry receivable	(34,908)	56,892
- prepaid expenses	(5,381)	62,977
- accounts payable and accrued liabilities	(41,895)	(258,988)
	(155,015)	(233,791)
Cash flows from (used in) financing activities		
Shares issued for cash	117,500	1,000,000
Shares issued for cash - flow-through shares	1,004,500	-
Share issuance cost	(14,685)	(156,993)
Principal reduction of mortgage loan	(3,658)	(3,447)
	1,103,657	839,560
Cash flows from (used in) investing activities		
Mineral property costs	(279)	-
Deferred exploration costs	(177,268)	(83,800)
Purchase of capital assets	(20,516)	-
	(198,063)	(83,800)
Increase in cash and cash equivalents	750,579	521,969
Cash and cash equivalents, beginning of period	1,575,129	179,412
Cash and cash equivalents, end of period	$ 2,325,708	$ 701,381
Supplementary cash flow information		
Cash paid for interest charges	$ 1,295	$ 1,586

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 29, 2004

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2003.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2003	2004 property cost additions	2004 exploration cost additions	2004 written off	Balance February 29, 2004
Clinton	$ 18,619	$ -	$ 998	$ -	$ 19,617
Doyle Lake	718,214	-	8,474	-	726,688
Fishback Lake and Dessert Lake	246,825	279	14,184	-	261,288
CH	4,077,385	-	151,994	-	4,229,379
Regional, NWT	41,944	-	795	-	42,739
Happy Creek	907,030	-	520	-	907,550
McConnell Creek and other	1,389,185	-	303	-	1,389,488
	$7,399,202	$ 279	$ 177,268	$ -	$7,576,749

	Balance November 30, 2003	2004 Additions	2004 written off	Balance February 29, 2004
Mineral property costs	$ 483,597	$ 279	$ -	$ 483,876
Deferred exploration costs	6,915,605	177,268	-	7,092,873
	$7,399,202	$ 177,547	$ -	$7,576,749

Exploration costs incurred during the three months ended:

	February 29, 2004	February 28, 2003
Chartered Aircraft	$ 3,809	$ 797
Drilling, trenching, sampling	65,531	49,916
Licences and recording fees	4,010	435
Project supplies	10,466	1,816
Salaries and wages	25,575	8,171
Surveys	5,300	-
Technical and professional services	55,240	20,519
Transportation	7,337	2,146
	$ 177,268	$ 83,800

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 29, 2004

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, November 30, 2003	65,528,020	$19,909,724
Issued pursuant to flow-through share agreements less share issuance costs of $14,685	2,232,222	989,815
Exercise of warrants	100,000	20,000
Exercise of stock options	325,000	97,500
Balance, February 29, 2004	68,185,242	$21,017,039

(c) During the period ended February 29, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. The proceeds from these flow-through shares must be spent on Canadian Exploration Expenses ("CEE") by December 31, 2004;

(ii) Issued 100,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $20,000.

(d) At February 29, 2004, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
520,000	$0.20	May 31, 2004
450,000	$0.20	June 24, 2004
5,120,000	$0.20	July 11, 2004
6,090,000		

Each warrant entitles the holder to acquire one common share of the Company.

3. Stock Options

During the period, the Company's Board of Directors approved and granted 1,100,000 stock options to directors and employees of the Company. Each option entitles its holder to acquire one common share of the Company at $0.50 per common share. These options are vested over eighteen months and are exercisable for five years. *213,965 of these options are restricted from being exercised until an amendment to the* Company's Stock Option Plan has been approved by the shareholders at its Annual and Special General Meeting to be held on May 14, 2004. The Company Stock Option Plan was amended on January 15, 2004 to increase the maximum number of shares reserved for the granting of stock options under the Plan.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 29, 2004

3. Stock Options (continued)

Stock options outstanding as at February 29, 2004:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2003	6,155,000	$ 0.27
Granted	1,100,000	$ 0.50
Exercised	(325,000)	$ 0.30
Options outstanding at February 29, 2004	6,930,000	$ 0.26

The weighted average fair value of the option granted during the period ended February 29, 2004 was $0.56.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	6,930,000	2.74	$ 0.30	5,455,556	$0.27

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted in 2003 to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 107%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued in 2003, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	February 29, 2004	February 28, 2003
Net (loss) for the period:		
- as reported	$(252,955)	$(100,259)
- pro-forma	$(282,952)	$(178,712)
Basic and diluted (loss) per share:		
- as reported	$(0.004)	$(0.002)
- pro-forma	$(0.004)	$(0.003)

In 2004, the fair value of all options granted to employees, directors and consultants are recognized as stock based compensation cost in the financial statements.

4. Related Party Transactions

During the three months ended February 29, 2004, the Company was billed $12,000 ($8,000 of which is included in accounts payable) by one director (February 28, 2003 – $12,000) for technical and professional services. The fees for 2004 and 2003 are recorded as Consulting fees in the financial statements. See Note 6 – Commitment.

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 29, 2004 and February 28, 2003.

The Company's total assets are segmented geographically as follows:

	February 29, 2004	February 28, 2003
Canada	$ 9,399,702	$6,358,778
United States	907,549	901,677
	$10,307,251	$7,260,455

6. Commitment

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of February 29, 2004. If the conditions precedent had been satisfied at February 29, 2004, the amount owing under the agreement would be $172,350 in addition to the $8,000 owing at February 29, 2004 (see Note 4 – Related Party Transactions).

7. Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 29, 2004

8. Subsequent Events

Subsequent to February 29, 2004, the following occurred:

(a) Issued 515,000 common shares pursuant to the exercise of stock options at $0.30 per common share for gross proceeds of $154,500.

(b) 750,000 stock options expired unexercised.

(c) Issued 270,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $54,000.

(d) Granted 330,000 stock options to a director of the Company at $0.50 per common share to expire March 19, 2009. These options are vested over the period March 19, 2004 to June 19, 2005.